UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               KOMAG, INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500453204
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     500453204
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  8,444,663*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     35.9%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 897,695 shares of the common stock, par value $0.01 per share (the "Shares"), of Komag, Incorporated, a Delaware corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 4,055,789 Shares, Cerberus Series One Holdings, LLC, a Delaware limited liability company ("Cerberus Series One"), is the holder of 2,050,401 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 1,221,070 Shares, and Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 219,708 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series One, Cerberus Series Two and Cerberus America. Thus, as of October 7, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 8,444,663 Shares, or 35.9% of the Shares deemed issued and outstanding as of that date.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003, there were 23,551,172 Shares issued and outstanding as of June 29, 2003. As of October 7, 2003, Cerberus was the holder of 897,695 Shares, International was the holder of 4,055,789 Shares, Cerberus Series One was the holder of 2,050,401 Shares, Cerberus Series Two was the holder of 1,221,070 Shares and Cerberus America was the holder of 219,708 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series One, Cerberus Series Two and Cerberus America. Thus, as of October 7, 2003, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 8,444,663 Shares, or 35.9% of the Shares deemed issued and outstanding as of that date.

          The following table details the  transactions  since the filing of the
Schedule 13D Amendment No. 3 by Mr. Feinberg in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   October 2, 2003                   10,600                      $17.97
   October 2, 2003                    2,130                      $17.96
   October 2, 2003                      530                      $18.05
   October 3, 2003                    1,100                      $18.00
   October 3, 2003                    2,650                      $18.01
   October 6, 2003                    8,000                      $19.10
   October 7, 2003                    6,050                      $19.18
   October 7, 2003                      950                      $19.35

                                II. International
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   October 2, 2003                   48,100                      $17.97
   October 2, 2003                    9,600                      $17.96
   October 2, 2003                    2,400                      $18.05
   October 3, 2003                    4,800                      $18.00
   October 3, 2003                   12,000                      $18.01
   October 6, 2003                   36,000                      $19.10
   October 7, 2003                   27,450                      $19.18
   October 7, 2003                    4,300                      $19.35



                            III. Cerberus Series One
                            ------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)


        Date                        Quantity                     Price
        ----                        --------                     -----

   October 2, 2003                   24,200                      $17.97
   October 2, 2003                    4,850                      $17.96
   October 2, 2003                    1,215                      $18.05
   October 3, 2003                    2,400                      $18.00
   October 3, 2003                    6,100                      $18.01
   October 6, 2003                   18,200                      $19.10
   October 7, 2003                   14,000                      $19.18
   October 7, 2003                    2,200                      $19.35

                             IV. Cerberus Series Two
                             -----------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   October 2, 2003                   14,500                      $17.97
   October 2, 2003                    2,900                      $17.96
   October 2, 2003                      725                      $18.05
   October 3, 2003                    1,440                      $18.00
   October 3, 2003                    3,600                      $18.01
   October 6, 2003                   10,850                      $19.10
   October 7, 2003                    8,250                      $19.18
   October 7, 2003                    1,300                      $19.35



                               V. Cerberus America
                               -------------------

                                   (Purchases)

                                      NONE

                                     (Sales)

        Date                        Quantity                     Price
        ----                        --------                     -----

   October 2, 2003                    2,600                      $17.97
   October 2, 2003                      520                      $17.96
   October 2, 2003                      130                      $18.05
   October 3, 2003                      260                      $18.00
   October 3, 2003                      650                      $18.01
   October 6, 2003                    1,950                      $19.10
   October 7, 2003                    1,450                      $19.18
   October 7, 2003                      250                      $19.35

                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       October 8, 2003


                                        /s/ Stephen Feinberg
                                       -----------------------------------------
                                       Stephen Feinberg, on  behalf of  Cerberus
                                       Associates, L.L.C., the  general  partner
                                       of Cerberus Partners,  L.P., and Cerberus
                                       International, Ltd.,  Cerberus Series One
                                       Holdings,  LLC,  Cerberus    Series   Two
                                       Holdings, LLC and Cerberus America Series
                                       One Holdings, LLC


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).